UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Alnylam Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

02043Q107

(CUSIP Number)

February 27, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02043Q107

1.	Names of Reporting Persons SANOFI

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 share

	6.	Shared Voting Power 8,766,338 shares

	7.	Sole Dispositive Power 0 share

	8.	Shared Dispositive Power 8,766,338 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,766,338 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12%

12.	Type of Reporting Person (See Instructions) Company

Item 1.
	(a)	Name of Issuer Alnylam Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 300 Third Street, Cambridge, MA, 02142

Item 2.
	(a)	Name of Person Filing Sanofi
	(b)	Address of Principal Business Office or, if none, Residence 54 Rue La Boétie, 75008 Paris (France)
	(c)	Citizenship The Republic of France
	(d)	Title of Class of Securities Common stock, $0.01 par value
	(e)	CUSIP Number 02043Q107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 8,766,338 shares
	(b)	Percent of class: 12%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0 share
		(ii)	Shared power to vote or to direct the vote 8,766,338 shares(1)
		(iii)	Sole power to dispose or to direct the disposition of 0 share
		(iv)	Shared power to dispose or to direct the disposition of 8,766,338 shares(1)

(1)   Genzyme will vote, and cause its affiliates to vote, all shares of Alnylam voting securities it is entitled to vote, up to a maximum of 20% of Alnylam’s outstanding common stock, in a manner either as recommended by Alnylam’s board of directors or proportionally with the votes cast by the other stockholders, except with respect to certain change of control transactions or the liquidation or dissolution of Alnylam. Genzyme will not dispose of any shares of common stock beneficially owned by it until the earlier of (i) December 31, 2019 (subject to extension by up to two years if Genzyme’s option to select additional compounds under the master agreement is extended beyond December 31, 2019) and (ii) six months after the expiration or earlier valid termination of the collaboration, in each case subject to earlier termination in the event certain clinical activities under the collaboration fail to occur. Following the expiration of this lock-up period, Genzyme will be permitted to sell such shares of common stock subject to certain limitations, including volume and manner of sale restrictions. Notwithstanding the foregoing, following the two-year anniversary of the closing of the stock purchase, in the event that the market price per share of Alnylam’s common stock is at least 100% higher than the market price per share of its common stock at closing of the stock purchase (in each case based upon a ten-day trailing average), Genzyme may sell up to 25% of its initial shares, subject to certain restrictions on post-lock-up period dispositions as described above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Genzyme Corp.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2014
Date
/s/ John Felitti
Signature
John Felitti Associate Vice President Corporate Law, Financial & Securities Law
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).